FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                            REPORT OF FOREIGN ISSUER

                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934




                              FOR DECEMBER 3, 2002




                            DESWELL INDUSTRIES, INC.
                         (Registrant's name in English)




                  Unit 516 517, Hong Leong Industrial Complex,
                       No. 4 Wang Kwong Road, Kowloon Bay,
                               Kowloon, Hong Kong
                    (Address of principal executive offices)


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                                                  Contact:
                                                  John G. Nesbett
                                                  David Waldman
                                                  Lippert/Heilshorn & Associates
                                                  212-838-3777
                                                  e-mail: jnesbett@lhai.com






           DESWELL INDUSTRIES INC. PURCHASES ADDITIONAL MACHINERY FOR
                  NEW DONGGUAN PLASTIC INJECTION MOLDING PLANT

HONG KONG (December 3, 2002) - Deswell Industries, Inc. (Nasdaq: DSWL) today announced the purchase of five additional sets of Mitsubishi and Chen Hsong injection- molding machines, with a clamping force of 368 tons to 650 tons, of which two sets are installed with gas-injection functionality. The machines and equipment are expected to be installed in the Company's new facility by the end of February 2003. The machine and all accessories were purchased for approximately $1 million.

Construction of the new Dongguan facility remains on schedule and operations are expected to begin before March 2003. The facility will expand Deswell's plastics-division capacity by approximately 40%, lower the Company's annual rent, and reduce labor costs.

Richard Lau, chairman and chief executive officer, commented, "With Phase One construction of our Dongguan plant nearly complete, we look forward to increased capacity and improved operating efficiency. Looking ahead, we remain extremely optimistic about our plastic injection molding business and will continue the prudent expansion of these facilities in order to meet the growing demand."

Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic products for original equipment manufacturers ("OEMs") and contract manufacturers at its factories in the People's Republic of China. The Company produces a wide variety of plastic parts and components used in the manufacture of consumer

                                    - more -


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and industrial products; printed circuit board assemblies using surface mount
("SMT"), and pin-through hole ("PHT") interconnection technologies; and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals. The Company's customers include Kyocera Mita Industrial Co. (H.K.) Limited, Epson Precision (H.K.) Ltd., Inter-Tel Incorporated, Vtech Communications Ltd., Peavey Electronics Corporation and Emerson.

To learn more about Deswell Industries, Inc., please visit the Company's web site at www.deswell.com.


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           Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.




                                                  For and on behalf of
                                                  Deswell Industries, Inc.



                                                         RICHARD LAU
                                                  By:/s/________________
                                                  Richard Lau
                                                  Chief Executive Officer

Date: December 4, 2002


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